DESCRIPTION OF BUSINESS.


General

     Arrow-Magnolia International, Inc., a Texas corporation (the
"Company" or "Arrow-Magnolia"), was incorporated in the State of Texas in 1937.

     The Company's business consists primarily of the manufacture and distribution of approximately 400 specialty chemical products for use in cleaning and maintaining equipment and general maintenance and sanitation. The Company's manufacturing operations blend, to the Company's specifications and according to the Company's procedures, a variety of chemicals to create the Company's products. The Company packages products that it blends or manufactures and, in addition, purchases products that have been blended or manufactured and then packaged under the Company's labels by third parties. The Company also distributes certain nonchemical products, such as paper and other janitorial supplies, related to its chemical products. The Company's products, including its nonchemical products, are marketed throughout the United States, Canada and other countries to a variety of consumers, including customers in the aircraft industry, the construction industry and the telecommunications industry, which collectively accounted for approximately 40% of the Company's sales during 1996. No single customer accounted for as much as 10% of its total net sales during 1996 or 1995.

     The products sold by the Company include aircraft coatings, cleaners, corrosion preventatives, degreasers, and air fresheners; construction chemicals such as release agents, concrete strippers, safety solvents, custom lubricants and rust reconverters; and telecommunication formulations such as refinishers, cable cleaners, graffiti removers and fiber optic lubricants. Other sanitation and maintenance products sold by the Company include soaps, deodorants, germicides, insecticides, disinfectants and miscellaneous janitorial supplies. Nonchemical products sold by the Company include mops, brooms, paper products and poly liners. The Company's products are designed and packaged for large-scale users rather than individual household consumers.

     The Company currently manufactures certain of its products in order to give the Company greater control over its inventory in terms of quality and availability of goods. Cost savings are also effected through elimination of outside vendor overhead and profit and through reductions in the cost of carrying finished goods inventory versus raw materials. Currently the Company manufactures approximately 60% of its products (measured by 1996 sales expressed in dollars). The raw materials necessary for manufacture of the Company's products and the finished products resold by the Company are readily available from numerous sources and the Company is not dependent on any particular supplier for these items.

     The Company markets its products primarily through its own sales persons and independent contractors and manufacturers' representatives. In addition, the Company exhibits its products at trade shows. The Company attends, on a regular basis, approximately six trade shows annually. The Company has no material backlog of orders for its products.

     The Company does not incur any material costs in complying with applicable environmental laws.


Competition

     The business of the Company is highly competitive in all of its phases. However, the industry in which the Company competes is very fragmented and, although two companies are significantly larger than other companies engaged in this industry, no single firm or group of firms dominates the industry as a whole. Further, the total sales volume of the Company's products constitutes only a very small portion of the total available market.

     The principal methods of competition in the business of the Company are sales personnel, price, quality and delivery capability. The Company competes with numerous other companies, both domestic and foreign, and with major chemical companies that have many products that are substantially similar to those sold by the Company. Due to the substantial similarity in available products and technology, product differentiation and preference is largely a function of the sales effort. Management therefore believes that the Company is able to compete successfully whenever it maintains aggressive sales personnel.

     To the best knowledge of the Company's management, the Company is the only distributor of several products which are specially formulated to the Company's specifications for the particular applications of the telecommunications industry. There is no assurance, however, that other manufacturers will not enter the market in the future.


Employees

     As of December 31, 1996, the Company employed approximately one hundred fifteen (115) full-time employees, including its warehouse personnel and administrative, accounting, clerical and sales personnel. None of the Company's employees are covered by union contracts, and the Company considers its relationship with its employees to be excellent.


MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.


     From April 1995 to April 1996, the Company's common stock was included for quotation on the NASDAQ OTC Bulletin Board and since April 1996, the common stock has traded on the NASDAQ SmallCap Market tier of the NASDAQ Stock Market under the trading symbol "ARWM". The following table sets forth the high and low sales prices for the common stock for each month since such inclusion, as adjusted to reflect a one-for-one stock dividend which became effective on June 14, 1996:

Quarter Ended                 High      Low

December 31, 1996             4 7/8     3 3/8
September 30, 1996            4 1/4     3 1/2
June 30, 1996                 5         2 1/2
March 31, 1996                2 1/2     2 1/8

December 31, 1995             2 1/2     1 3/4
September 30, 1995            2 15/32   1 5/8
June 30, 1995                 2         1 3/16

     The approximate number of record holders of the Company's
Common Stock as of December 31, 1996, was 700.

     The Company has paid no cash dividends with respect to its Common Stock since 1988, when it paid a dividend of $0.05 per share. The Company currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

PAGE

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The following table sets forth for the periods indicated the relative percentages which certain items included in the consolidated statements of earnings bear to net sales and the percentage changes of such items as compared to the indicated prior period:

                                             Increase(Decrease)
                                             From Prior Period
                                             Years Ended
                    Percentage of Net Sales     1996   1995
                    Years Ended December 31    vs.     vs.
                    1996      1995      1994      1995      1994
Net sales           100.0%    100.0%    100.0%     22.5%    25.5%

Cost of sales        57.5%     58.2%     58.6%     21.0%    24.7%

Gross profit         42.5%     41.8%     41.4%     24.4%    26.7%

General and
 administra-
 tive expenses       26.2%     28.3%     31.3%     13.5%    13.3%

Operating income     16.3%     13.5%     10.1%     47.1%    68.2%

Interest expense      0.8%      1.2%      1.5%     (14.2)%  (4.5)%

Earnings before
 income taxes        16.0%     12.7%      8.8%     54.6%    88.1%

Net earnings         10.1%      8.1%      5.4%     53.5%   88.1%

Comparison of Annual Results

     Net sales for fiscal year 1996 increased by 22.5% from $8,393,829 to $10,278,559 versus fiscal year 1995 after increasing 25.5% from fiscal 1994 to fiscal 1995. Cost of sales as a percentage of net sales improved from 58.6% to 58.2% to 57.5% from 1994 through 1995 and 1996. The increase in sales from 1995 to 1996 is primarily attributable to the extension of sales coverage through the addition of sales personnel under an ongoing hiring program. As a result of increased sales combined with cost control, gross profit increased by 24.4% from $3,508,030 to $4,364,634 for fiscal 1996 versus fiscal 1995, after increasing by 26.7% from fiscal 1994 to fiscal 1995. For the fiscal year, the gross profit margin reached a record 42.5% of net sales, as compared to 41.8% for 1995 and 41.4% for 1994.

     General and administrative expenses continued to fall as a percentage of net sales from 31.3% in 1994 to 28.3% in 1995 and 26.2% in 1996 as sales volume improved at a more rapid pace than the modest 13% increase in these expenses from year to year.

     Interest expense fell as a percentage of net sales from 1.5% to 1.2% to 0.8% from 1994 through 1996 due to application of funds generated from continued profitability to reduce debt and reduction in the interest rate paid to the prime rate.

     As a result of these factors, for the fiscal year ended
December 31, 1996, net income increased to $1,042,460 from $679,074, or 53.5%, versus the same period in 1995. These results compare favorably to net earnings for 1994 of $361,064.


Liquidity and Capital Resources

     The Company's working capital (total current assets less total current liabilities), which was $2,696,048 as of December 31, 1995, improved during 1996 to $3,591,923 as of December 31, 1996. The Company's current assets increased significantly as the Company's cash and short-term investments, accounts receivable and inventories increased due to increased sales and profitability. Current liabilities also increased, but less dramatically, in response to increased sales volumes.

     As shown in the Company's consolidated statements of cash flows, the Company generated $850,225 in cash flow from operations as the Company continued to capitalize on its profitability, partially offset by increases in receivables and inventories resulting from its sustained growth. The Company realized $350,730 from investing activities as it liquidated certain short-term investments. A total of $207,374 was used in financing activities as the Company paid down its remaining debt.

     Currently the Company is evaluating whether to construct an additional 30,000 square feet of warehouse space to its existing facilities. Based upon its initial review, the Company believes it has more than adequate funds on hand to complete this addition if the Company concludes that it is desirable. In addition, at December 31, 1996, the Company had $600,000 available under a revolving line of credit bearing interest at the lender's prime rate (8.25% at December 31, 1996). The Company believes that its present financing is also otherwise adequate for its capital needs for the foreseeable future.


Accounting Standards

     In June of 1996, the Financial Accounting Standards Board
(FASB) issued SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. Management of the Company does not believe SFAS 125 will have a material impact on the Company's financial statement. The adoption of SFAS 125 will be reflected in the Company's 1997 consolidated financial statements.

                       INDEPENDENT AUDITORS' REPORT


The Stockholders and Board of Directors
Arrow-Magnolia International, Inc.:


We have audited the accompanying consolidated balance sheets of Arrow-Magnolia International, Inc. and subsidiary as of December 31, 1996 and 1995 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Arrow-Magnolia International, Inc. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                        KPMG Peat Marwick LLP


Dallas, Texas
February 11, 1997

PAGE

             ARROW-MAGNOLIA INTERNATIONAL, INC. AND SUBSIDIARY
                        Consolidated Balance Sheets
                        December 31, 1996 and 1995

      Assets                       1996           1995
Current assets:
 Cash and cash equivalents          $1,755,000          761,419
 Short-term investments                300,000     690,051
 Trade accounts receivable,
  less allowance for
   doubtful accounts of $245,521
   in 1996 and
   $269,813 in 1995 (note 4)         1,585,552    1,339,408
 Inventories (note 4)                 769,977       681,825
 Deferred income taxes (note 6)        83,170             91,430
 Other assets                      19,801            23,867
        Total current assets        4,513,500     3,588,000

        Property and equipment, net
     (notes 2 and 5)               352,641         371,320
        Intangible assets, net
     (note 3)                       96,011         110,560
        Note receivable                 40,000            40,000
        Deferred income taxes (note 6)  19,602      24,811
        Other assets                    1,000       1,000
        Total Assets          $5,022,754           4,135,691

     Liabilities and Stockholders' Equity

        Current liabilities:

        Current installments of
     long-term debt (note 5)       $  107,483      112,835
        Accounts payable           413,836         421,283
        Accrued liabilities        199,806           183,080
        Income taxes payable           200,452          174,754
        Total current liabilities      921,577          891,952

        Note payable (note 4)      650,000        790,000
        Long-term debt, excluding
         current installments
        (note 5)                       122,362           250,844
        Total liabilities            1,693,939         1,932,796

Stockholders' equity (note 7):
  Preferred stock - par value $.10;
  authorized 500,000
  shares; none issued
        -          -
  Common  stock  - par value $.10;
  authorized 10,000,000 shares;
  issued and outstanding 2,373,120
  shares in 1996 and 2,315,200
  shares in 1995                    237,312           115,760
 Additional paid-in capital           1,347,748         1,385,840
 Retained earnings                    1,743,755           701,295
        Total stockholders' equity    3,328,815         2,202,895
                                     $5,022,754         4,135,691

See accompanying notes to consolidated financial statements.
PAGE

             ARROW-MAGNOLIA INTERNATIONAL, INC. AND SUBSIDIARY

                    Consolidated Statements of Earnings

               Years ended December 31, 1996, 1995 and 1994


                              1996         1995       1994
Net sales                     $10,278,559  8,393,829  6,686,615
Cost of sales                   5,913,925  4,885,799  3,917,320
        Gross profit            4,364,634  3,508,030  2,769,295

General and administrative
expenses                        2,692,320  2,371,447  2,093,582
        Operating income        1,672,314  1,136,583    675,713


Other income (expenses):
 Interest expense                 (82,841)  (96,552)   (101,051)
 Gain on disposition of assets         -      2,500       1,867
 Interest income                   42,992    17,150       9,267
 Other income                      17,158     7,016        -
         Other expenses, net      (22,691) (69,886)     (89,917)

        Earnings before income
        taxes                   1,649,623 1,066,697     585,796

Income taxes (note 6)            607,163   387,623      224,732
        Net earnings          $1,042,460   679,074      361,064


Earnings per common share (note 7):
 Net earnings                $      .37      . 25          .16

 Weighted average shares
 outstanding                  2,836,404 2,671,289     2,200,000

See accompanying notes to consolidated financial statements.
PAGE

                                  ARROW-MAGNOLIA INTERNATIONAL, INC. AND
SUBSIDIARY

         Consolidated Statements of Stockholders' Equity

          Years ended December 31, 1996, 1995 and 1994


                                             Retained
                                             earnings   Total
                                   Additional (accumula  stock
                    Common Stock   paid-in     ted      holders
                      Shares   Amount  capital     deficit equity


Balances  at December
31, 1993 (note 7)    2,000,000  $200,000 800,000 (38,843) 961,157

Net earnings                -         -       -   361,064 361,064
Balances  at
December 31, 1994    2,000,000  200,000 800,000 322,221 1,322,221

10% stock dividend    200,000    20,000 280,000  (300,000)     -

Issuance of common    115,200    11,520 190,080      -    201,600
stock for cash

Net earnings              -       -         -     679,074 679,074
Balances  at December
31, 1995          2,315,200   231,520 1,270,080 701,295 2,202,895
  (note 7)

Exercise of stock    7,920       792      3,168     -       3,960
options

Exercise of stock   50,000     5,000     57,500      -     62,500
warrants

Expense resulting
from issuance           -         -      17,000      -     17,000
of  stock warrants
(note 7)

Net earnings           -         -         -  1,042,460 1,037,460

Balances  at
December        2,373,120 $237,312  1,347,748 1,743,755 3,323,815
31, 1996

See accompanying notes to consolidated financial statements.
                                     ARROW-MAGNOLIA INTERNATIONAL, INC. AND
SUBSIDIARY
                   Consolidated Statements of Cash Flow

                  Years ended December 31, 1996, 1995 and 1994

                                      1996        1995      1994
Cash flows from operating activities:
 Net earnings                      $1,042,460     679,074 361,064
 Adjustments to reconcile net
  earnings to net cash
   provided by operating activities:
    Depreciation and amortization      72,549      74,148 103,752
    Gain on disposition of property and    -       (2,500)(1,867)
    equipment
    Deferred income taxes              13,469      (18,817) 3,167
    Provision for doubtful accounts   236,632     193,838 187,871
    Compensation expense from issuance 17,000          -       -
    of stock warrants
     (Increase)  decrease in operating assets:
       Receivables                 (482,776)  (663,583)(333,073)
       Inventories                  (88,152)   (71,212) (78,499)
       Other assets                   4,066     11,458   18,936
     (Decrease) increase in operating liabilities:
       Accounts payable             (7,447)    126,476   18,064
       Accrued liabilities          16,726      53,270   45,111
       Income taxes payable         25,698      45,088  129,290
          Net  cash provided by
     operating
     activities                 850,225    427,240   453,816

Cash flows from investing activities:
  Proceeds from sale of short-term  990,051     -        -
  investments
  Purchase of short-term
investments                   (600,000)     (690,051) -
 Acquisition of property and
 equipment                     (39,321)      (30,905) (27,295)
 Proceeds  from  sale of  property  and
 equipment                        -             2,500    26,428
     Net cash provided by
      (used in)               350,730     (718,456)    (867)
     investing activities

Cash flows from financing activities:
 Proceeds from issuance of
 note payable                 34,487    200,000   703,838
 Repayments of note payable    (174,487)   (100,000)   (738,838)
 Proceeds from issuance of
 long-term                    -          25,448    495,000
 debt
 Repayments of long-term debt   (133,834)  (131,296)   (552,997)
 Repayments of capital lease
 obligation                   -            -      (20,473)
 Proceeds from issuance of
 common stock                 66,460    201,600        -
     Net cash provided by
   (used in) financing
     activities              (207,374)   195,752      (113,470)

Net increase (decrease)
increase in cash             993,581    (95,464)  339,479
and cash equivalents
Cash and cash equivalents
at beginning of year      761,419    856,883      517,404
Cash and cash equivalents
at end of year           $1,755,000    761,419    856,883

See accompanying notes to consolidated financial statements.
PAGE

             ARROW-MAGNOLIA INTERNATIONAL, INC. AND SUBSIDIARY

                Notes to Consolidated Financial Statements

                     December 31, 1996, 1995 and 1994



(1)  Summary of Significant Accounting Policies

(a)        Principles of  Consolidation and  Basis of  Presentation

     The consolidated financial statements include the accounts of Arrow-Magnolia International, Inc. (Arrow) and its wholly-owned subsidiary, Bio/Dyne Chemical Company (Bio/Dyne) (collectively the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

(b)  Nature of the Operations and Use of Estimates

     The Company is engaged in the sale and distribution of chemical products, primarily industrial and institutional cleaning and maintenance supplies and related products, to industrial users, telephone supply distributors, governmental agencies and school systems. The Company's customers operate  in  many  different  industries and geographic
     regions.   No  single customer accounted  for more than 10% of
     net sales in 1996, 1995 or 1994.

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.
      Actual results could differ from those estimates.

(c)  Cash Equivalents and Statements of Cash Flows

     For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 1995. Cash equivalents at December 31, 1996 consist of U.S. treasury bills with original maturities of less than three months.

     Cash paid for interest during 1996, 1995 and 1994 was $82,841,
     $96,552 and $101,051, respectively.   Cash paid for federal
     income taxes during 1996, 1995 and 1994 was $356,310, $204,000 and $65,024, respectively.

(d)  Short-term Investments

     Short-term investments, all of which are classified as held to maturity at December 31, 1996 and 1995, represent investments in bank certificates of deposit and U.S.
     Government Treasury Bills. The investments are recorded at amortized cost, which approximates market value.

 (e) Inventories

     Inventories, which consist primarily of merchandise purchased for resale and raw materials purchased for blending, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.
                                                       (continued)

 (f)      Property and Equipment

     Property and equipment are stated at cost.   Depreciation is
     computed using the straight-line method over the estimated useful lives of the assets. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

 (g)      Goodwill

     Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally 40 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

(h)  Income Taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates that will apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 (i)      Earnings per Share

     Earnings per share is computed based on the weighted average number of common shares outstanding during each year (as adjusted on a retroactive basis for the stock dividend and stock split discussed in note 7 and the dilutive effect of common stock equivalents in 1995) plus the dilutive effect of outstanding common stock options and warrants considered common stock equivalents. The difference between primary and fully diluted earnings per share is not material.

 (j) Stock Option Plan

     Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1996 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.


                                                       (continued)
(k)  Impairment of Long-Lived Assets and Long-Lived Assets to Be
Disposed Of

     The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value
     less costs to sell.   Adoption  of this Statement did  not
     have a material impact on the Company's financial position, results of operations, or liquidity.

 (l) Fair Value of Financial Instruments

     The Company defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. Financial instruments included in the Company's financial statements include cash and cash equivalents, short-term investments, trade accounts receivable, other receivables, note receivable, other assets, note payable and long-term debt. Unless otherwise disclosed in the notes to the financial statements, the carrying value of financial instruments is considered to approximate fair value due to the short maturity and characteristics of those instruments. The carrying value of long-term debt approximates fair value as terms approximate those currently available for similar debt instruments.

(2)  Property and Equipment

     Property  and equipment consist of the following at December
31, 1996 and 1995:

                                Useful       1996           1995
                                lives

Land                          -            $ 95,310         95,310
Buildings and improvements  5 to 40 years        415,591    415,591
Machinery and equipment     3 to 10 years        292,943    276,719
Furniture and fixtures   5 to 10 years        211,206       210,389
                                           1,015,050        998,009

Less accumulated depreciation            (662,409)         (626,689)
                                          $352,641       371,320


                                                       (continued)
PAGE

(3)  Intangible Assets

     Intangible assets consist of the following at December 31, 1996 and 1995:

                                Useful       1996      1995
                                lives

Goodwill                 40 years       $110,500   110,500
Customer lists            5 years         17,500    17,500
Sales force               7 years         82,500    82,500
Other                     8 years         10,500    10,500

                                        221,000   221,000
Less accumulated amortization              (124,989)  (110,440)

                                         $  96,011    110,560


(4)  Note Payable

     The note payable at December 31, 1996 is a revolving line of credit ($650,000 outstanding at December 31, 1996) with an asset-based lender due on May 1, 1998. The credit agreement provides for a commitment from the lender of the lesser of $1,250,000 or the borrowing base as defined. At December 31, 1996, the unused portion of the commitment was $600,000. The terms of the credit agreement require the Company to maintain certain minimum financial criteria. The notes require monthly payments of interest at the lender's prime rate (8.25% at December 31, 1996) and is collateralized by certain accounts receivable and inventories. As the line of credit bears interest at market rates, the carrying amount of borrowings outstanding at December 31, 1996 approximates fair value.

(5)  Long-term Debt

     Long-term debt consists of the following at December 31, 1996 and 1995:

                                            1996       1995

Note payable to a bank,  interest at
prime (8.25% at December 31, 1996),
principal and interest of $8,250  payable
monthly, maturing in August 1999,
collateralized by the Company's office
and warehouse                              $215,000    335,000
Note payable to a bank in monthly
installments of $765, including interest
at 7.9%, maturing in July 1996, and
collateralized by an automobile            -              5,352
Note payable to a bank  in monthly
installments of $707, including interest
at 7.9%, maturing September 1998,
and collateralized by an automobile       14,845        23,327
                              229,845             363,679

Less current installments               107,483   112,835

                         $122,362            250,844

                                                       (continued)
     The aggregate maturities of long-term debt subsequent to December 31, 1996 are as follows:

               1997      $107,483
               1998       105,362
               1999        17,000


(6)  Income Taxes

     Income tax expense (benefit) for the years ended December 31, 1996, 1995 and 1994 consists of the following:

                              1996     1995     1994

     U.S. federal - current          $557,008 378,754 194,315
     U.S. federal - deferred          13,649 (18,817)   3,167
    State - current                   36,686   27,686   27,250
                                    $607,163  387,623 224,732


     Income tax expense for the years ended December 31, 1996 1995 and 1994 differs from the "expected" tax expense (computed by applying the 34% U.S. federal corporate rate to earnings before income taxes) as follows:

                              1996      1995      1994

      Computed "expected" tax expense $559,172  362,677 199,171
      Amortization of goodwill          5,253     3,994   5,450
     State income taxes,
     net of federal benefit         24,213    18,273   7,985
     Other                            18,525     2,679   2,126
                                    $607,163   387,623  224,732

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 are presented below:

                                              1996      1995

     Current deferred tax assets:
        Allowance for doubtful accounts       $83,477   91,737
        Other                                   (307)    (307)
                                             $81,170    91,430

      Noncurrent deferred tax assets:
       Property and equipment depreciation    22,557   24,811
      Other                                   (2,955)       -
                                             $19,602    24,811

     Deferred tax assets and liabilities are computed by applying the effective U.S. federal income tax rate to the gross amounts of temporary differences and other tax attributes. Deferred tax assets and liabilities relating to state income taxes are not material. The Company expects the net deferred tax assets at December 31, 1996 to be realized as a result of future taxable income.


(continued)
PAGE

(7)  Stockholders' Equity

     On June 14, 1996, the Company declared a 2 for 1 stock split effected in the form of a stock dividend. As a result all share and per share information in the accompanying consolidated financial statements has been retroactively restated to give effect to the split.

     During 1994, the Company's Board of Directors approved a nonqualified stock option plan (Plan) covering 440,000 shares of common stock. Participants in the Plan are selected by the Company's Board of Directors from the executive officers and other key employees of the Company. The Plan provides that the option price per share and vesting period for stock options issued under the Plan are determined by the Company's Board of Directors.

     In December 1994, 440,000 stock options were granted to certain officers of the Company at an option price of $.50 per share the estimated fair market value of the common stock at the date of grant. These stock options were fully exercisable at the date of grant.

     In January 1995, the Plan was amended to provide for an increase in the number of shares subject to the Plan to 550,000 shares and an additional 110,000 options were granted to certain key employees. These stock options were issued at an option price of $.50 per share, the estimated fair value of the common stock at the date of grant, and vest in annual increments of 20% with the first 20% vesting occurring on the date of issuance. At December 31, 1996, 7,920 of the options outstanding under the Plan had been exercised and 36,000 of the 110,000 options were exercisable.

     On May 15, 1995, the Company issued stock warrants to a certain service provider. The stock warrants were exercisable to purchase up to 50,000 shares of the Company's common stock at $1.25 per share, the estimated fair market value of the common stock at the date of grant. The stock warrants were fully exercisable at the date of the grant. During 1996, all of the warrants were exercised.

     In May 1996,  the Company issued stock warrants to an
     additional service provider.   The stock warrants are
     exercisable to purchase up to 40,000 shares of the Company's common stock at $2.25 per share. The Company is recognizing the aggregate excess of the market price over the exercise price at date of grant as expense over the two year term of
     the warrants.   The stock warrants were fully exercisable at
     the date of the grant in 10,000 share increments. The stock warrants expire two years from the date of issuance with new warrants subject to issuance for any warrants not exercised prior to the expiration date. At December 31, 1996, none of the warrants had been exercised.

(8)  Stock Options

     The per share weighted-average fair value of stock options granted during 1995 was $.249 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: expected dividend yield 0.0%, risk-free interest rate of 7.82%, and an expected life of 7 years. There were no stock options granted during 1996.

     The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, has recognized no compensation expense for stock options granted at exercise prices at least equal to the market value of the Company's common stock. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:


                                                       (continued)
PAGE

                                        1996      1995

          Net income:
          As reported            $1,042,460    679,074
          Pro forma              $1,036,982    668,118


     Pro forma net income reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation costs is reflected over the options vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.
PAGE

Board of Directors

Morris Shwiff            Chairman of the Board and President
                         Arrow-Magnolia International, Inc.

Mark Kenner              Executive Vice President
                         Arrow-Magnolia International, Inc.

Fred Kenner              Vice President, Secretary and Treasurer
                         Arrow-Magnolia International, Inc.


Executive Officers

Morris Shwiff            President

Mark Kenner              Executive Vice President

Fred Kenner              Vice President, Secretary and Treasurer


                       Registrar and Transfer Agent
                       Harris Trust and Savings Bank
                        77 Water Street, 4th Floor
                         New York, New York 10005


                                 Auditors
                           KPMG Peat Marwick LLP
                            200 Crescent Court
                                 Suite 300
                            Dallas, Texas 75201


                               Legal Counsel
                           Hewitt & Hewitt, P.C.
                            2612 Thomas Avenue
                            Dallas, Texas 75204


                          Corporate Headquarters
                             2646 Rodney Lane
                            Dallas, Texas 75229


                            Form 10-KSB Report
                   A copy of the Company's Annual Report
                 on Form 10-KSB will be made available to
                 interested shareholders upon request to
                    the Investor Relations Department,
                             2646 Rodney Lane
                            Dallas, Texas 75229